UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

(Mark one)

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from to

Commission file number: 333-83724

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Novo Nordisk Puerto Rico 401(k) Plan
100 College Road West
Princeton, New Jersey 08540

B. Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

Novo Nordisk A/S
Novo Alle
2880 Bagsvaerd
Denmark

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Novo Nordisk Inc.
Novo Nordisk Puerto Rico 401(k) Plan

By: ____________________

Karsten Munk Knudsen
Corporate Vice President Finance & IT

Dated: June 21, 2012

NOVO NORDISK PUERTO RICO 401(k) PLAN

December 31, 2011 and 2010

The following unaudited financial statements are being attached to a Form 11-K for the Novo Nordisk Puerto Rico 401(k) Plan (the "Plan"). An S-8 was filed for the Novo Nordisk Inc. 401(k) Savings Plan (the "US Plan") in 2008 in order to update a prior S-8 filing. Stock of Novo Nordisk A/S in the Plan was incorporated into the Form S-8 filing for the US Plan. The form 11-K is currently being filed for the Plan in order to ensure that all security filings are separately satisfied for the Plan.

Note: Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable to the Novo Nordisk Puerto Rico 401(k) Plan.

NOVO NORDISK PUERTO RICO 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2011 and 2010
(Unaudited)

	2011	2010
Investments, at fair value		
Mutual funds	$ 1,277,159	$ 984,524
Common stock – Novo Nordisk A/S	658,251	561,163
Common collective trusts	619,264	583,928
Money market funds	408,744	443,861
	2,963,418	2,573,476
Notes receivable from participants	67,304	91,179
Receivables		
Employer contributions	8,094	7,471
Participant contributions	3,038	3,539
Dividends and interest	550	396
	11,682	11,406
Net assets available for benefits	$ 3,042,404	$ 2,676,061

See accompanying notes to financial statements

NOVO NORDISK PUERTO RICO 401(k) PLAN
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2011 and 2010
(Unaudited)

	2011	2010
Additions to (deductions from) net assets attributed to		
Investment income (loss)		
Net (depreciation) appreciation in fair value of investments	$ (78,465)	$ 379,207
Dividends from common stock	9,606	6,736
Other dividends	34,698	19,906
Interest	173	928
	(33,988)	406,777
Interest on notes receivable from participants	3,580	4,223
Contributions		
Employer	246,033	231,161
Participant	155,584	137,522
Participant rollovers	-	157,999
	401,617	526,682
Total additions	371,209	937,682
Deductions from net assets attributed to		
Benefits paid to participants	4,066	3,201
Administrative expenses	800	841
Total deductions	4,866	4,042
Net increase	366,343	933,640
Net assets available for benefits, beginning of year	2,676,061	1,742,421
Net assets available for benefits, end of year	$ 3,042,404	$ 2,676,061

See accompanying notes to financial statements

Note 1 - Description of Plan

The following description of the Novo Nordisk Puerto Rico 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement, as amended, and the summary plan description for a more complete description of the Plan's provisions.

General

Novo Nordisk Inc. ("NNI") is a wholly-owned subsidiary of Novo Nordisk US Holdings, Inc., which in turn is a wholly-owned subsidiary of Novo Nordisk A/S ("NNAS").

The Plan is a defined contribution plan covering NNI employees working in Puerto Rico. The Plan was established and sponsored by NNI, effective July 1, 2006 and is subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is administered by a management committee appointed by the Board of Directors of NNI. Charles Schwab Trust Company, a division of Charles Schwab Bank, is the trustee and custodian of the Plan.

The Plan offers stock of NNAS (Novo Nordisk A/S ADR (American Depositary Receipt)) shares as an investment option. In November 2008, NNAS filed a Post-Effective Amendment No. 1 on Form S-8 (the S-8 POS "Amendment"), which amended Form S-8 originally filed with the Novo Nordisk Inc. 401(k) Savings Plan (the "NNI Plan") to cover both the NNI Plan and the Plan.

Participant Contributions

Participants may contribute up to the $10,000 and $9,000 per Puerto Rico annual limit on a before-tax basis in 2011 and 2010, respectively. In 2010, all full-time employees have their compensation automatically reduced by 2% (before-tax basis), which is deemed to be the participants' contributions if the participants do not elect to defer a portion of their compensation to the Plan, and do not elect a greater or lesser contribution amount. Participants can also opt out on this automatic deferral election at any time. Effective 2011, the Plan no longer has automatic enrollment of participant contributions if the employees do not elect to defer a portion of their compensation to the Plan.

Participants may elect to contribute up to 10% of their eligible compensation to the Plan on an after-tax basis. In no event may the participant's before-tax and after-tax contributions exceed the statutory limitations.

Note 1 - Description of Plan (continued)

Employer Contributions

Matching retirement contributions may be made by NNI equal to 50% of employees' before-tax contributions up to 2% of compensation, resulting in a maximum matching contribution equal to 1% of compensation, if at least 2% of their eligible annual compensation is contributed to the Plan.

NNI may make an employer discretionary retirement contribution equal to 8% of employee's eligible compensation on a payroll by payroll basis. The Plan was amended and restated, effective January 1, 2011, to be in compliance with the Puerto Rico Internal Revenue Code (the "2011 PR Code"). The amendment provides for an additional employer discretionary contribution equal to 1% of employee's eligible annual compensation that will be made after the end of each plan year beginning with the 2012 plan year, for participants employed on each December 31, or who retire, die or become disabled during the plan year.

Participant Accounts

Participant accounts are credited with their contributions, including earnings, and allocations of Company contributions and related earnings. An allocation of administrative expenses incurred and paid by the Plan will be charged to participant accounts. Expense allocations are based on participant earnings or account balances, as defined. Participant withdrawals and distributions are limited to the participant's total vested account balance. Participants can elect to have their accounts invested in any of the Plan's investment options.

Vesting Benefits and Forfeitures

Participants are 100% vested in their own contributions plus earnings thereon. Vesting in the employer's matching and discretionary retirement contribution portion of their accounts, plus actual earnings thereon, is as follows:

Years of Service	Vesting %
Less than 1	0
1	33
2	66
3 or more	100

Forfeited non-vested accounts are used to reduce future employer contributions and pay Plan expenses. For example, forfeitures may be made available to reinstate previously forfeited account balances of rehired employees, to satisfy any employer contribution that may be required for employees that were erroneously omitted as participants of the Plan, or used to pay administrative expenses of the Plan. The remaining forfeitures, if any, shall be used to reduce employer contributions. There were no forfeitures used by the plan to reduce employer contributions during the years ended December 31, 2011 and 2010. There were no balances in the forfeited non-vested accounts at December 31, 2011 and 2010.

Note 1 - Description of Plan (continued)

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Under the terms of the Plan, participants may borrow a minimum of $1,000 up to a maximum equal to the lesser of 50% of their vested account balance or $50,000. Loan terms range from one to five years; however, terms may be up to fifteen years for the purchase of a primary residence. The loans are secured by the vested balance in the participants' accounts. As of December 31, 2011 and 2010, the loans' interest rates range from 4.25% to 9.00% and from 4.25% to 10.50%, respectively. Rates are commensurate with market rates for similar loans at issue date. Principal and interest are paid ratably through payroll deductions. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan agreement.

Payment of Benefits

The normal form of distribution under the Plan is a single lump sum payment.

Note 2 - Summary of Accounting Policies

Basis of Accounting

The Plan's financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and when applicable, disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Reclassifications

Certain of the accounts in the 2010 financial statements have been reclassified to conform to the 2011 presentation.

Note 2 - Summary of Accounting Policies (continued)

Investment Valuation and Income Recognition

Investments are stated at fair value, in accordance with FASB's Accounting Standards Codification Topic 820 "Fair Value Measurements and Disclosures" (ASC 820). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Net appreciation (depreciation) in the fair value of investments consists of gains and losses on investments bought and sold as well as held during the year. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned, on the accrual basis, and dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Certain of the Plan's administrative expenses are paid by the Plan, as permitted by the Plan agreement. All other administrative expenses are paid by the employer.

Recent Accounting Pronouncement

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2011-04, "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (IFRS)". ASU 2011-04 amended Accounting Standards Codification (ASC) 820 to converge the fair value measurement guidance in U.S. GAAP and IFRS. Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures (although certain of these new disclosures will not be required for nonpublic entities). The amendments are to be applied prospectively and are effective for plan years beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan's financial statements.

Note 3 - Fair Value Measurements

FASB's ASC 820, *Fair Value Measurements and Disclosures,* established a framework for measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value in order to maximize the use of observable inputs and minimize the use of unobservable inputs.

Fair Value Hierarchy

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements), and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of measurements are described as follows:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access at the measurement date.

Level 2 – Inputs to the valuation methodology include (1) quoted prices in active markets for similar assets or liabilities; (2) quoted prices in inactive markets for identical or similar assets or liabilities; (3) inputs other than quoted prices that are observable for the assets or liabilities; or (4) inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements. ASU 2010-06, among other things, requires purchases, sales, issuances, and settlements be presented on a gross basis for level 3 measurements and is effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. Adoption of ASU 2010-06 did not have a significant impact on the Plan's financial statements.

Note 3 - Fair Value Measurements (continued)

Valuation Methodologies

The following describes the valuation methods used by the Plan for determining fair value of its investments.

Common stock is valued at the closing price reported on the active market on which the individual securities are traded.

Shares of mutual funds are valued at the quoted net asset value of shares held by the Plan at year-end.

Money market funds are valued at face value, which approximates fair value.

Common trust funds are comprised of shares or units in commingled funds that are not publicly traded. The underlying assets in these funds are primarily commodities, large cap equities, mid cap equities, small cap equities, international equities, fixed income, Treasury Inflation Protected Securities ("TIPS"), Real Estate Investment Trusts ("REITs"), and stable value investments. Shares in the common trust funds are valued at their net asset values that are calculated by the investment manager or sponsor of the fund based upon the values of the underlying assets, and have varying liquidity, redemption period notices and other restrictions.

There have been no changes to the methodologies used to measure fair value at December 31, 2011 and 2010. Furthermore, the Plan believes its valuation methods are appropriate and consistent with other market participants; however, the use of different valuation methods and assumptions could result in a different fair value measurement for certain financial instrument at the reporting date.

Note 3 - Fair Value Measurements (continued)

The following table presents the fair value hierarchy for the balances of the Plan's investments measured at fair value as of December 31, 2011:

	Level 1	Level 2	Total
Mutual funds:			
Domestic large cap funds	$ 427,750	$ -	$ 427,750
Fixed income funds	413,200	-	413,200
International growth funds	233,526	-	233,526
Domestic growth funds	202,683	-	202,683
Total mutual funds	1,277,159	-	1,277,159
Common stock	658,251	-	658,251
Money market funds	408,744	-	408,744
Common collective trusts:			
Lifecycle funds	-	619,264	619,264
Total investments at fair value	$ 2,344,154	$ 619,264	$ 2,963,418

The following table presents the fair value hierarchy for the balances of the Plan's investments measured at fair value as of December 31, 2010:

	Level 1	Level 2	Total
Mutual funds:			
Domestic large cap funds	$ 313,955	$ -	$ 313,955
Fixed income funds	277,488	-	277,488
International growth funds	234,998	-	234,998
Domestic growth funds	158,083	-	158,083
Total mutual funds	984,524	-	984,524
Common stock	561,163	-	561,163
Money market funds	443,861	-	443,861
Common collective trusts:			
Lifecycle funds	-	583,928	583,928
Total investments at fair value	$ 1,989,548	$ 583,928	$ 2,573,476

The Plan did not have any investments in Level 3 as of December 31, 2011 and 2010, respectively.

Changes in Fair Value Levels

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period. The Plan Administrator evaluated the significance of reclassifications between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended December 31, 2011 and 2010, there were no significant transfers in or out of Levels 1, 2 or 3.

Note 3 - Fair Value Measurements (continued)

Redemption Restrictions

Certain mutual fund charges a redemption fee of 2% on sale transaction(s) associated with a purchase(s) made within the last 60 calendar days. Certain other mutual funds impose a trading policy including the right to put a trade block on the account to restrict purchasing back into the funds for 28 days, 30 days or 60 days. The fees and restrictions are used to discourage short term or excessive trading including market timing activity; however, these trading policies do not affect shareholders' rights to redeem shares of the mutual funds.

Note 4 - Investments

The Plan's investments are held by Charles Schwab Trust Company, the trustee and custodian. The following presents the fair value of the Plan's individual investments that represent 5% or more of the Plan's net assets as of December 31:

		2011		2010
Mutual funds:				
WF Total Return Bond I	$	175,290	$	-
Schwab S&P 500 Index Fund		172,699		-
Growth Fund of America R6		167,023		-
Europacific Growth R6		153,569		-
Europacific Growth R5		-		187,772
	$	668,581	$	187,772
Common stock:				
Novo Nordisk A/S ADR Shares	$	658,251	$	561,163
Common collective trusts:				
Schwab Managed Ret 2030 CL III	$	315,841	$	297,545
Schwab Managed Ret 2040 CL III		249,131		237,049
	$	564,972	$	534,594
Money Market Fund:				
Schwab Value Advantage Instl.	$	408,197		443,295

During 2011 and 2010, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year), (depreciated) appreciated in value as follows:

		2011		2010
Common stock	$	4,774	$	226,568
Common collective trusts		(21,470)		82,378
Mutual funds		(61,769)		70,261
	$	(78,465)	$	379,207

Note 5 - Income Tax Status

The Plan had obtained a favorable tax determination letter from the Department of the Treasury of Puerto Rico (the "Hacienda") dated April 18, 2007, which stated that the Plan and related trust qualified under the provisions of the Pension Administrators Group, Inc. Prototype Defined Contribution Retirement Plan Program, and Article 1165-1 (b)(3) of the Puerto Rico Internal Revenue Code of 1994 (the "1994 PR Code") which has been replaced by the Puerto Rico Internal Revenue code of 2011 (the "2011 PR Code") enacted on January 31, 2011, and therefore, was exempt from local income tax. The Plan administrator believes that the Plan continues to be designed and operated in compliance with the 1994 PR Code and the 2011 PR Code; therefore, no provision for income taxes has been included in the Plan's financial statements. The Plan was amended and restated effective January 1, 2011, and was submitted to the Hacienda in December 2011 to obtain an updated favorable determination letter under the 2011 PR Code.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by a government authority. The Plan administrator believes the Plan has not taken nor is expected to take any uncertain positions that would require recognition of a liability or disclosure in the Plan's financial statements as of December 31, 2011 and 2010. The Plan is subject to routine audits by taxing authorities. Currently, there are no audits in progress for any tax periods, and the Plan administrator believes the Plan is no longer subject to income tax examination for the years prior to 2008.

Note 6 - Related Party Transactions

Certain Plan investments are managed by Charles Schwab Trust Company ("Charles Schwab"), a Division of Charles Schwab Bank, who is the trustee and custodian as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. As of December 31, 2011 and 2010, the total market value of investments managed by Charles Schwab amounted to $1,200,160 and $1,150,067, respectively. Fees paid by the Plan to Charles Schwab for record keeping, trust and administrative services amounted to $800 and $841 for the years ended December 31, 2011 and 2010, respectively. Schwab Retirement Plan Services is the record keeper of the Plan. Furthermore, Schwab Retirement Plan Services and Charles Schwab Bank are affiliated companies under Charles Schwab & Co.

Novo Nordisk Inc. is the Plan sponsor and the Plan administrator. Novo Nordisk A/S is also a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, Novo Nordisk A/S common stock transactions qualify as party-in-interest transactions. As of December 31, 2011 and 2010, the market value of investments in Novo Nordisk A/S common stock was $658,251 and $561,163, respectively.

Note 7 - Risks and Uncertainties

The Plan provides for various investment options in a combination of diversified funds including Novo Nordisk A/S stock. Investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect the participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits. Users of these financial statements should be aware that the financial markets' volatility may significantly impact the subsequent valuation of the Plan's investments. Accordingly, the valuation of investments reported at December 31, 2011 and 2010 may not necessarily be indicative of amounts that could be realized in a current market exchange.

Note 8 - Mutual Fund Fees

Investments in mutual funds are subject to sales charges in the form of front-end loads, back-end loads or 12b-1 fees. 12b-1 fees are allowable under Section 12b-1 of the Investment Company Act of 1940. Those fees may be deducted annually to pay marketing and distribution costs of mutual funds. These fees are deducted prior to the allocation of the Plan's investment earnings activity and thus not separately identifiable as an expense.

Note 9 - Plan Termination

Although no intention to do so has been expressed, NNI has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon full or partial termination of the Plan, unvested funds in the affected participants' accounts shall become 100% vested and shall not thereafter be subject to forfeiture.

Novo Nordisk Puerto Rico 401(k) Plan
Supplemental Information (Unaudited)
Plan #001
Employer ID #06-1061602
Schedule of Assets (Held at End of Year)
December 31, 2011

Identity of issuer, borrower, lessor or similar party		Description of Investment	Cost		Fair value
Schwab Value Advantage Instl.	*	Money market fund	**	$	408,197
Schwab Managed Ret 2030 CL III	*	Common collective trust fund	**		315,841
Schwab Managed Ret 2040 CL III	*	Common collective trust fund	**		249,131
WF Total Return Bond I		Mutual fund	**		175,290
Schwab S&P 500 Index Fund	*	Mutual fund	**		172,699
Growth Fund of America R6		Mutual fund	**		167,023
Europacific Growth R6		Mutual fund	**		153,569
Franklin U.S. Govt Securities Adv		Mutual fund	**		143,034
Vanguard Total Bnd Mkt Idx Sig		Mutual fund	**		94,876
Columbia Dividend Income CLZ		Mutual fund	**		88,028
Columbia Small Cap Index Z		Mutual fund	**		63,798
DFA Int'l Small Company		Mutual fund	**		59,276
Neuberger Berman MCP Grth Inst		Mutual fund	**		53,992
Ridgeworth SMCAP Val Equity I		Mutual fund	**		44,830
Columbia Mid Cap Index Z		Mutual fund	**		40,063
Vanguard Ttl Intl Stk Idx Sig		Mutual fund	**		20,681
Schwab Managed Ret 2020 CL III	*	Common collective trust fund	**		19,571
Schwab Managed Ret 2010 CL III	*	Common collective trust fund	**		18,651
Schwab Managed Ret Income III	*	Common collective trust fund	**		16,070
Stock Liquidity		Money market fund	**		547
Novo Nordisk A/S	*	Common Stock	**		658,251
Total investments				$	2,963,418
Notes receivable from participants including $211 of accrued interest: interest rates ranging from 4.25 to 9.00%, and maturities through 2016.	*			$	67,304
				$	3,030,722

* Party-in interest
** Cost information not required for participant-directed investments